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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    Form 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November, 1998.

                       SATELITES MEXICANOS, S.A. DE C.V.

BOULEVARD MANUEL AVILA CAMACHO NO. 40, LOMAS DE CHAPULTAPEC, 11000, MEXICO, D.F.

                          COMMISSION FILE NO. 333-8880

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL, REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                      FORM 20-F [X]         Form 40-F. [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.)

                        Yes [ ]                  No [X]

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

                       SATELITES MEXICANOS, S.A. de C.V.

                                     INDEX

                                                                  PAGE
                                                                  ----
  Financial Information
       Financial Statements (Unaudited)
       Condensed balance sheets -- September 30, 1998 and
        December 31, 1997.....................................      3
       Condensed results of operations -- Three and nine
        months ended September 30, 1998.......................      4
       Condensed statement of cash flows -- Nine months ended
        September 30, 1998....................................      5
       Notes to unaudited condensed financial statements......      6
       Management's Discussion and Analysis of Results of
        Operations and Financial Condition....................      9

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SATELITES MEXICANOS, S.A. de C.V.

                                        By: Cynthia Pelini

                                           -------------------------------------
                                           Cynthia Pelini
                                           Chief Financial Officer
Date: November 16, 1998

                       SATELITES MEXICANOS, S.A. de C.V.

                            CONDENSED BALANCE SHEETS
                     (Amounts in thousands of U.S. dollars)

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1998             1997
                                                              -------------    ------------
                                                               (Unaudited)
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................   $   22,490       $   24,144
  Interest reserve account..................................        9,636           25,000
  Accounts receivable.......................................        6,703            4,451
  Due from related parties..................................        3,123            3,339
  Prepaid insurance.........................................        1,875            8,550
                                                               ----------       ----------
Total current assets........................................       43,827           65,484
Satellites and equipment, net...............................      481,418          394,820
Concessions, net............................................      538,258          549,581
Other assets................................................       13,072           15,710
Deferred income tax assets..................................       14,063            9,500
                                                               ----------       ----------
     Total assets...........................................   $1,090,638       $1,035,095
                                                               ==========       ==========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................   $   41,000       $    1,000
  Accounts payable and accrued expenses.....................        8,469            6,274
  Deferred income tax liabilities...........................        3,791            3,431
  Due to related parties....................................          199              247
                                                               ----------       ----------
Total current liabilities...................................       53,459           10,952
Deferred revenue............................................       86,085           87,735
Long-term debt..............................................      603,250          569,000
Commitments and contingencies (Note 4)
Stockholders' equity:
  Capital stock.............................................      371,854          371,848
  Accumulated deficit.......................................      (24,010)          (4,440)
                                                               ----------       ----------
Total stockholders' equity..................................      347,844          367,408
                                                               ----------       ----------
     Total liabilities and stockholders' equity.............   $1,090,638       $1,035,095
                                                               ==========       ==========

            See notes to unaudited condensed financial information.

                       SATELITES MEXICANOS, S.A. DE C.V.

                        CONDENSED RESULTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                                 THREE MONTHS         NINE MONTHS
                                                                    ENDED                ENDED
                                                              SEPTEMBER 30, 1998   SEPTEMBER 30, 1998
                                                              ------------------   ------------------
Revenue.....................................................       $ 27,132             $ 79,392
Operating expenses:
  Satellite operations......................................          3,838               11,136
  Selling and administrative expenses.......................          2,009                5,627
  License and management fees...............................            269                  199
  Depreciation and amortization.............................         10,910               37,692
                                                                   --------             --------
Operating income............................................         10,106               24,738
Interest expense, net.......................................         12,306               38,615
Net foreign exchange loss...................................            473                1,852
                                                                   --------             --------
Loss before income tax and extraordinary item...............         (2,673)             (15,729)
Deferred income tax benefit.................................            212                1,672
                                                                   --------             --------
Loss before extraordinary item..............................         (2,461)             (14,057)
Extraordinary loss from extinguishment of debt, less
  applicable income tax benefit of $2,840 (Note 5)..........                              (5,513)
                                                                   --------             --------
Net loss....................................................       $ (2,461)            $(19,570)
                                                                   ========             ========

            See notes to unaudited condensed financial information.

                       SATELITES MEXICANOS, S.A. DE C.V.

                       CONDENSED STATEMENT OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                                 NINE MONTHS
                                                                    ENDED
                                                              SEPTEMBER 30, 1998
                                                              ------------------
OPERATING ACTIVITIES
Net loss....................................................      $ (19,570)
Extraordinary loss on debt extinguishment...................          5,513
Depreciation and amortization...............................         37,692
Provision for uncollectible accounts........................            240
Deferred income tax benefit.................................         (1,672)
Changes in assets and liabilities:
  Interest reserve account..................................         15,364
  Accounts receivable.......................................         (2,276)
  Prepaid insurance.........................................          6,675
  Accounts payable and accrued expenses.....................          2,195
  Deferred revenue..........................................         (1,650)
  Other.....................................................         (5,247)
                                                                  ---------
Cash flow provided by operating activities..................         37,264
                                                                  ---------
INVESTING ACTIVITIES
Acquisition of equipment and capitalization of advances for
  construction of satellite, including capitalized
  interest..................................................       (113,174)
                                                                  ---------
Cash flow used in investing activities......................       (113,174)
                                                                  ---------
FINANCING ACTIVITIES
Proceeds from issuance of floating rate notes...............        325,000
Repayment of floating rate notes............................           (750)
Proceeds from issuance of senior notes......................        320,000
Repayment of bridge loan....................................       (295,000)
Repayment of bank loans.....................................       (275,000)
Capital contribution........................................              6
                                                                  ---------
Cash flow provided by financing activities..................         74,256
                                                                  ---------
Net change in cash and cash equivalents.....................         (1,654)
Cash and cash equivalents, at beginning of period...........         24,144
                                                                  ---------
Cash and cash equivalents, at end of period.................      $  22,490
                                                                  =========

            See notes to unaudited condensed financial information.

                       SATELITES MEXICANOS, S.A. DE C.V.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                           (AMOUNTS IN U.S. DOLLARS)
                                  (Unaudited)

1) ACTIVITY AND FORMATION OF THE COMPANY AND THE PREDECESSOR

     Satelites Mexicanos, S.A. de CV ("SatMex") is a provider of domestic fixed satellite services to broadcasting and telecommunications customers, primarily in Mexico.

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain fixed satellite services assets and operations of Telecomunicaciones de Mexico, a wholly-owned subsidiary of the Mexican Government. On June 26, 1997 the Mexican Government formed Satelites Mexcianos, S.A. de C.V. ("SatMex") for the purpose of completing the privatization process.

     On November 17, 1997, Loral Space & Communications Ltd. ("Loral") and Telefonica Autrey, S.A. de C.V. ("Telefonica Autrey") (collectively "the Sponsors") acquired, through an indirect subsidiary ("Acquisition Sub") of their joint venture, Firmamento Mexicano, S. de R.L. de C.V. ("Holdings"), 75% of the issued and outstanding stock of SatMex for $647 million.

     On December 29, 1997, Acquisition Sub was merged with and into SatMex (the "Company"). As a result, the Mexican Government's 25% share of SatMex is shown as equity in the SatMex balance sheet as of December 31, 1997. The merger between SatMex and Acquisition Sub was accounted for as a purchase from the Government of its minority interest in SatMex in exchange for a 25% interest in Acquisition Sub and additional consideration in the form of a debt obligation. The debt obligation was issued by Servicios Corporativos Satelitales, SA de CV ("Servicios") the parent company of Acquisition Sub in the form of a 6.03% Mexican Government Obligation due in seven years.

     The financial information of the Company presented herein is based on preliminary estimates of the allocation of the purchase price and fair values of assets and liabilities acquired. Actual adjustments will be based on final appraisal and other analyses of fair values, which are not expected to result in material adjustments. In connection with the acquisition, the Company agreed to provide the Mexican Government with certain capacity at no charge. The preliminary purchase price allocation reflects the estimated impact of this commitment.

2) BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") in the United States and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and nine months ended September 30, 1998, are not necessarily indicative of the results to be expected for the year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto of the Company as of December 31, 1997 and for the period from November 17, 1997 to December 31, 1997.

3) SATELLITES AND EQUIPMENT AND CONCESSIONS

     Payments amounting to approximately $180.5 million, including payments of approximately $96.1 million for the nine months ended September 30, 1998, have been made for the construction and launch of a new satellite. The new satellite ("SatMex 5") will replace the Morelos II satellite, which was fully depreciated at June 30, 1998. The Company capitalized $14.8 million of interest during the nine months ended September 30, 1998.

                       SATELITES MEXICANOS, S.A. DE C.V.

     The Concessions represent the right to utilize the orbital slots currently occupied by the Company's three in-orbit satellites, together with the right to exploit their C- and Ku- frequency bands and the right to use two plots of land and buildings and fixtures built thereon for the purpose of exploiting the orbital slots and frequency assignments. The excess of the initial purchase price over the estimated fair value of net assets acquired was assigned to the Concessions, net of the related deferred tax impact. Amortization expense for the Concessions was $11.1 million for the nine months ended September 30, 1998.

4) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     The Company had the following amounts due from and payable to related parties (in thousands of dollars):

                                                             SEPTEMBER 30, 1998    DECEMBER 31, 1997
                                                             ------------------    -----------------
ACCOUNTS RECEIVABLE:
Mexican Government entities................................        $3,123               $3,339
                                                                   ======               ======
ACCOUNTS PAYABLE:
Loral and Telefonica Autrey................................        $  199               $  247
                                                                   ======               ======

     The principal transactions with related parties are as follows:

  Fixed Satellite Service (FSS)

     Revenues for FSS rendered to related parties, primarily the Mexican Government, amounted to $8.9 million for the nine months ended September 30, 1998.

  Management Fee

     Loral has operational responsibilities for the Company, and Loral together with Telefonica Autrey, are responsible for managing the Company, for which they receive an aggregate management fee, based on a sliding scale, applied to the Company's quarterly gross revenues up to a maximum of 3.75% of the Company's cumulative gross revenues payable quarterly, within 45 days of the end of each quarter. For the nine months ended September 30, 1998, the management fee amounted to approximately $199,000.

  License Fee

     Loral has licensed certain intellectual properties to the Company for an annual fee of 1.5% of the Company's gross revenues. Subsequent to March 31, 1998, Loral and the Company agreed to retroactively delay the commencement of such fees until January 1, 1999, because the intellectual property and related services to which the fees relate are not expected to be implemented until the beginning of 1999, after SatMex 5 is placed in service.

  Rental of Facilities

     The Company rents satellite control facilities from the Mexican Government for $20,000 per month.

  Guarantee Arrangements

     In connection with the loan agreements (see Note 5) certain related parties have provided and continue to provide guarantees and other credit support on behalf of the Company.

     The Company will cause any restricted subsidiary, as defined in the Company's debt agreements, of the Company to fully and unconditionally guarantee, jointly and severally with all other restricted subsidiaries of

                       SATELITES MEXICANOS, S.A. DE C.V.

the Company, on a senior unsecured basis the senior notes. The Company currently does not have any restricted subsidiaries.

5) LONG-TERM DEBT

                                                             SEPTEMBER 30, 1998    DECEMBER 31, 1997
                                                             ------------------    -----------------
                                                                    (IN THOUSANDS OF DOLLARS)
Senior Secured Notes.......................................       $324,250             $     --
Fixed Rate Notes...........................................        320,000                   --
Bridge Notes...............................................             --              295,000
Term loans under Credit Facility...........................             --              275,000
                                                                  --------             --------
                                                                   644,250              570,000
Less current maturities....................................         41,000                1,000
                                                                  --------             --------
                                                                  $603,250             $569,000
                                                                  ========             ========

     On February 2, 1998, the Company issued $320 million of 10 1/8% fixed rate notes (the "Fixed Rate Notes") due 2004. A portion of the proceeds were used to repay $295 million of senior unsecured increasing rate notes (the "Bridge Notes").

     On February 23, 1998, the Company's senior secured credit facility (the "Credit Facility") was amended and restated to provide a $310 million term loan, a $75 million delayed draw term, and a $50 million five-year revolving credit facility. The delayed draw term loan was not utilized and expired on September 30, 1998. The revolving credit facility bears interest, at the Company's option, at rates based on margins over LIBOR or the base rate specified in the Credit Agreement. The Company pays a commitment fee on the unused portion of the revolving credit facility. No amounts were borrowed under the revolving credit facility as of September 30, 1998. On March 2, 1998, the $310 million term loan was refinanced with $325 million of Senior Secured Floating Rate Notes due 2004 ("Senior Secured Notes"). The Senior Secured Notes rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior indebtedness of the Company including the Credit Facility and the Fixed Rate Notes. The Senior Secured Notes bear interest, at the Company's option, at rates based on LIBOR or the base rate specified in the Credit Agreement, are redeemable at the option of the Company and are secured equally and ratably with the Credit Facility by substantially all of the assets of the Company. In addition, the Senior Secured Notes and the Credit Facility are guaranteed by Holdings and Servicios.

     The Fixed Rate Notes are unsecured and rank senior in right of payment to all subordinated debt of the Company and pari passu in right of payment to all senior debt of the Company, including the Credit Facility and the Senior Secured Notes.

     Both the Credit Facility and the Senior Secured Notes contain covenants which require maintenance of certain quarterly financial and operating ratio levels. In addition, the Credit Facility and Senior Secured Notes contain limitations on indebtedness, capital expenditures, business combinations and other customary restrictions. The Company has obtained commitments from the Sponsors to make an additional equity contribution of up to $50 million prior to March 31, 1999, which will be used by the Company for general corporate purposes and for debt reduction (up to $40 million). The requirement for such equity contribution, based on current projections, is due to lower than expected revenues for 1998 on Morelos II and may be necessary in order to meet cash requirements and maintain the continued availability of the Company's debt facilities.

     Fees of $8.3 million related to the refinanced debt were expensed during the three months ended March 31, 1998 and are presented as an extraordinary item, less applicable income tax benefit of $2.8 million, in the condensed results of operations.

                MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     The following should be read in conjunction with the financial statements of the Company for the three and nine month periods ended September 30, 1998.

OVERVIEW

     In June 1995, the Constitution of Mexico was amended to establish the legal framework for the privatization of certain fixed satellite services assets and operations of Telecomunicaciones de Mexico, a wholly-owned subsidiary of the Mexican Government. On June 26, 1997 the Mexican Government formed Satelites Mexicanos, S.A. de C.V. ("SatMex") for the purpose of completing the privatization process.

     On November 17, 1997, Loral Space & Communications Ltd. and Telefonica Autrey, S.A. de C.V. through an indirect subsidiary ("Acquisition Sub") of their joint venture, acquired 75% of the outstanding capital stock of SatMex from the Mexican Government and paid the first installment of the $646.8 million purchase price. The remaining 25% of the capital stock of SatMex has been retained by the Mexican Government. The first installment of the purchase price was financed with $141.1 million of cash contribution of equity and $52.5 million of debt. The final installment payment, made on December 29, 1997, was financed with $295 million of senior unsecured increasing rate notes and a portion of the proceeds from the $275 million of term loans under a $475 million senior secured credit facility.

     On December 29, 1997, Acquisition Sub was merged into SatMex. As a result, the Mexican Government's 25% share of SatMex is shown as equity in the SatMex balance sheet as of December 31, 1997. The merger between SatMex and Acquisition Sub was accounted for as a purchase from the Government of its minority interest in SatMex in exchange for a 25% interest in Acquisition Sub and additional consideration in the form of a debt obligation. The debt obligation was issued by Servicios Corporativos Satelitales, SA de CV ("Servicios") the parent company of Acquisition Sub in the form of a 6.03% Mexican Government Obligation due in seven years.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1998

REVENUES

     Revenues during the third quarter of 1998 were $27.1 million. Revenues include the recognition of approximately $0.6 million of deferred revenue related to transponder capacity provided to the Government at no charge. Revenues for the quarter reflect price increases and revenue from new customers which was offset by cancellations from customers who switched their telecommunications networks to fiber optic service providers and lower than expected revenues on Morelos II which went into inclined orbit during the quarter earlier than expected to extend the satellite's useful life. SatMex expects that revenues for the fourth quarter of 1998 will approximate $25 million, and expects the revenues for 1999 to increase when SatMex 5 is placed in service.

OPERATING EXPENSES

     Operating expenses were $17.0 million for the third quarter of 1998.

     Satellite operations. Satellite operations which consists principally of satellite insurance and personnel costs involved with the operations of the satellites amounted to $3.8 million for the quarter.

     Selling and administrative expenses. Selling and administrative expenses amounted to $2.0 million.

     License and Management fees. Affiliates of the Company have entered into a management services agreement with the Company to provide marketing and strategic planning services to the Company. In addition certain operations and marketing managers of Loral Skynet have been assigned to the Company on an interim basis. During the third quarter of 1998 the Company incurred management fees of $0.3 million in connection with the management agreement. Loral Skynet has agreed to license certain of its value added services to the Company. Subsequent to March 31, 1998, Loral and the Company agreed to retroactively delay commencement of the license fees until January 1, 1999, because the intellectual property and related services to which the fees relate are not expected to be implemented until the beginning of 1999, after SatMex 5 is placed in service.

     Depreciation and amortization. Depreciation expense includes depreciation for Solidaridad I and Solidaridad II. Morelos II was fully depreciated at June 30, 1998 and Solidaridad I and Solidaridad II are being depreciated through December 2007 and June 2009, respectively. Depreciation expense for the third quarter of 1998 was $7.3 million. Amortization expense relating to the concessions amounted to $3.6 million during the third quarter of 1998.

INTEREST EXPENSE

     Interest expense was $12.3 million in the quarter, (net of $5.5 million of capitalized interest related to the financing of the construction and launch of SatMex 5). The launch of SatMex 5 is expected to take place in the fourth quarter of 1998.

NET FOREIGN EXCHANGE GAIN

     The Company recorded a net foreign exchange loss of $0.5 million in the third quarter.

DEFERRED INCOME TAX BENEFIT

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards. The Company recorded a deferred income tax benefit of approximately $0.2 million in the quarter.

NINE MONTHS ENDED SEPTEMBER 30, 1998

REVENUES

     Revenues were $79.4 million for nine months ended September 30, 1998. Price increases in 1998 and revenue from new customers were offset by cancellations from customers who switched their telecommunications networks to fiber optic service providers and lower than expected revenues on Morelos II which went into inclined orbit in August 1998 earlier than expected to extend the Satellite's useful life. Revenues include the recognition of $1.7 million of deferred revenue related to transponder capacity provided to the Government at no charge. SatMex expects that revenues for the fourth quarter of 1998 will approximate $25 million and expects revenues for 1999 to increase when SatMex 5 is placed in service.

OPERATING EXPENSES

     Operating expenses were $54.7 million for the first nine months of 1998.

     Satellite operations. Satellite operations which consists principally of satellite insurance and personnel costs involved with the operations of the satellites amounted to $11.1 million during the first nine months of 1998.

     Selling and administrative expenses. Selling and administrative expenses amounted to $5.6 million.

     License and management fees. Affiliates of the Company have entered into a management services agreement with the Company to provide marketing and strategic planning services to the Company. In addition certain operations and marketing managers of Loral Skynet have been assigned to the Company on an interim basis. During the first nine months of 1998 the Company incurred management fees of $0.2 million in connection with the management agreement. Loral Skynet has agreed to license certain of its value added services to the Company. Subsequent to March 31, 1998, Loral and the Company agreed to retroactively delay commencement of the license fees until January 1, 1999, because the intellectual property and related services to which the fees relate are not expected to be implemented until the beginning of 1999, after SatMex 5 is placed in service. License fees accrued as of December 31, 1997 of $0.2 million were reversed in the first half of 1998.

     Depreciation and amortization. Depreciation expense includes depreciation for Morelos II, Solidaridad I and Solidaridad II. Morelos II was fully depreciated at June 30, 1998 and Solidaridad I and Solidaridad II are being depreciated through December 2007 and June 2009, respectively. Depreciation expense in the first nine months was $26.6 million. Depreciation expense reflects the write-off of the remaining book value of the Morelos II satellite as of June 30, 1998 and the additional depreciation relating to equipment acquisitions. Amortization expense relating to the concessions amounted to $11.1 million in the first nine months of 1998.

INTEREST EXPENSE

     Interest expense was $38.6 million (net of $14.8 million of capitalized interest related to the financing of the construction and launch of SatMex 5). The launch of SatMex 5 is expected to take place in the fourth quarter of 1998.

NET FOREIGN EXCHANGE LOSS

     The Company recorded a net foreign exchange loss of approximately $1.9 million. The net loss incurred reflects the effects of the 11.9% devaluation of the Mexican peso against the U.S. dollar.

DEFERRED INCOME TAX BENEFIT

     The Company recorded a deferred income tax benefit of approximately $1.7 million.

EXTRAORDINARY ITEM

     Fees of $8.3 million related to the debt that was refinanced in March 1998 are presented as an extraordinary item, less applicable income tax benefit of $2.8 million, in the condensed results of operations.

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. Dollars. Capital expenditures, including capitalized interest, were $113.8 million for the first nine months of 1998. Actual expenditures are primarily for the construction and launch of SatMex 5. In addition, the Company spent $5.6 million to improve control center operations, condition and furbish the Company's permanent offices, and to upgrade operating systems.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1998, the Company had total debt of $644.3 million, consisting of $324.3 million of Senior Secured Floating Rate Notes and $320 million of Fixed Rate Notes. At September 30, 1998, the Company was in compliance with all covenants governing its debt agreements.

     Additional resources will be required to successfully complete the construction and launch of SatMex 5 in the fourth quarter of 1998. The Company expects to spend approximately $24.0 million on SatMex 5 during the remainder of 1998, including approximately $7.0 million of capitalized interest. The Company has obtained commitments from the Sponsors to make an additional equity contribution of up to $50 million prior to March 31, 1999, which will be used by the Company for general corporate purposes and for debt reduction (up to $40 million). The requirement for such equity contribution, based on current projections, is due to lower than expected revenues for 1998 on Morelos II and may be necessary in order to meet cash requirements and maintain the continued availability of the Company's debt facilities. The Company anticipates that subsequent to March 31, 1999, as a result of the fourth quarter 1998 launch of SatMex 5 and its commencement of revenue service in the first quarter of 1999, the Company's cash flow from operations will be sufficient for the Company to fund its working capital requirements and maintain availability under its debt facilities.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At September 30, 1998, the Company had cash and cash equivalents of $22.5 million and $9.6 million in its interest reserve account to meet its interest obligations under the fixed rate notes. The Delayed Draw Loan expired on September 30, 1998.

     Consistent with other satellite operators, SatMex earns high margins, which are expected to increase when SatMex 5 goes into service. The Company believes that these margins will be adequate to service the interest and retire the debt principal or permit refinancing, thereafter.